EXHIBIT 11.

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER AVERAGE COMMON SHARE OUTSTANDING

(000’s except for per share data)

(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(000’s, except per share data)	2006	2005	2006	2005
Net Income	$1,435	$1,536	$3,478	$4,246
Less: Dividend Requirements on Preferred Stock	34	39	64	78

Net Income Applicable to Common Stock	$1,401	$1,497	$3,414	$4,168

Weighted Average Number of Common Shares Outstanding – Basic	5,592,616	5,547,269	5,584,935	5,540,196
Dilutive Effect of Stock Options and Restricted Stock	13,993	15,846	14,173	15,194
Weighted Average Number of Common Shares Outstanding – Diluted	5,606,609	5,563,115	5,599,108	5,555,390
Earnings Per Share – Basic	$0.25	$0.27	$0.61	$0.75
Earnings Per Share – Diluted	$0.25	$0.27	$0.61	$0.75